SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                 Good Guys, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    382091106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
--------------------------------------------------------------------------------
                         Franck, Galicia y Robles, S.C.
                                Torre del Bosque
                  Boulevard Manuel Avila Camacho No. 24 piso 7
                         Mexico 11000, Distrito Federal
                                52 (55) 5540-9225
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Thomas M. Cerabino, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                               September 29, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

1270868.6

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 382091106                                           Page 1 of 12 Pages
-------------------                                           ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CompUSA Inc.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (see Item 3 of this Schedule 13D)
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,439,025 (see Item 5(b) of this Schedule 13D)
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF SHARES
    BENEFICIALLY                0
   OWNED BY EACH      --------- ------------------------------------------------
  REPORTING PERSON       9      SOLE DISPOSITIVE POWER
        WITH
                                2,439,025 (see Item 5(b) of this Schedule 13D)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,439,025 (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.2% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
----------- --------------------------------------------------------------------

     This Statement of Beneficial Ownership on Schedule 13D (this "Schedule 13D") is being filed on behalf of CompUSA Inc., a Delaware corporation ("CompUSA"). This Schedule 13D relates to the common stock, par value $0.001 per share (the "Company Common Stock"), of Good Guys, Inc., a Delaware corporation (the "Company").

Item 1. Security and Issuer.

     This Schedule 13D relates to the Company Common Stock and is being filed pursuant to Rule 13d-1(a) under the Exchange Act. The address of the principal executive offices of Good Guys, Inc. is 1600 Harbor Bay Parkway, Suite 200, Alameda, CA 94502.

Item 2. Identity and Background.

     This Schedule 13D is being filed on behalf of CompUSA. Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the "Slim Family") are, directly and through a Mexican trust for which they are the beneficiaries, the owners of a majority of the outstanding voting securities of U.S. Commercial Corp., S.A. de C.V., a Mexican sociedad anonima de capital variable ("USCC"). USCC owns a majority of the outstanding voting securities of CompUSA through Commercial LLC, a Delaware limited liability company ("Commercial"). USCC is the sole member of Commercial.

     The names, states of organization, principal business/office addresses and the principal businesses of USCC, Commercial and CompUSA, respectively, are set forth in (a) through (c) below. The names, business addresses, present principal occupations and citizenships of the Slim Family and the executive officers and directors of CompUSA and USCC, respectively, are set forth in Schedule I of this
Schedule 13D, which is incorporated herein by reference. The Slim Family and the executive officers and directors of CompUSA and USCC, respectively, are referred to herein as the "Schedule I Persons".

     (a) Name and place of organization.

         (i)    U.S. Commercial Corp., S.A. de C.V. was incorporated in Mexico.

         (ii)   Commercial LLC was incorporated in Delaware.

         (iii)  CompUSA Inc. was incorporated in Delaware.

     (b) Principal Business/Office Address.

         (i) The principal business and office address of USCC is Miguel de Cervantes Saavedra No. 255, Colonia Ampliacion Granada, Mexico D.F. CP 11520, Mexico.

         (ii) The principal business and office address of Commercial is 1330 Post Oak Boulevard, Suite 2140, Houston, Texas 77056.

         (iii) The principal business and office address of CompUSA is 14951 N. Dallas Parkway, Dallas, Texas 75240.

     (c) Principal Business.

         (i) The principal business of USCC is to act as a holding company with interests in companies in the retail sector.

         (ii) The principal business of Commercial is making and managing investments in securities of several companies.

         (iii) The principal business of CompUSA is to sell personal computers, consumer electronics and related products and services, principally through retail stores located throughout the United States.

     (d) None of CompUSA, Commercial, USCC nor any of the Schedule I Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of CompUSA, Commercial, USCC nor any of the Schedule I Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds utilized to acquire the Company Common Stock beneficially owned by CompUSA as a result of the purchase of the Note (as defined below in Item 4) was $5,000,000. The funds used to acquire such shares of Company Common Stock were obtained by CompUSA from USCC, which funded the purchase with its working capital.

Item 4. Purpose of Transaction.

     On July 29, 2003, CompUSA made an investment in the Company in the aggregate principal amount of $5,000,000, in exchange for an unsecured subordinated convertible promissory note (the "Note"), issued by the Company and its wholly owned subsidiary, Good Guys California, Inc. ("Good Guys California"), which is convertible into shares of Company Common Stock, at a conversion price of $2.05 per share. The Company and CompUSA entered into a Registration Rights Agreement dated as of September 29, 2003 (the "Registration Rights Agreement") in connection with the issuance of the Note. Pursuant to the Registration Rights Agreement, the Company agreed, under certain circumstances, to register with the Securities and Exchange Commission (the "SEC") the shares of Company Common Stock into which the Note is convertible. Also in connection with the issuance of the Note, the Company, CompUSA, Bank of America, N.A., Good Guys California, Inc. and General Electric Capital Corporation entered into an Intercreditor and Subordination Agreement dated as of September 29, 2003 (the "Intercreditor Agreement"), pursuant to which creditors of the Company and Good Guys California agreed to subordinate the obligations represented by the Note to certain senior debt obligations of the Company and Good Guys California.

     The issuance of the Note and the execution of the Registration Rights Agreement and Intercreditor Agreement were effected in connection with the entering into of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 29, 2003 by and among the Company, CompUSA and Gladiator Acquisition Corp. ("Merger Sub"). Pursuant to the terms of the Merger Agreement, each share of

Company Common Stock will be converted into the right to receive $2.05 in cash following the Merger (defined below).

     Pursuant to the Merger Agreement, among other things, (i) Merger Sub will merge with and into the Company (the "Merger"), (ii) the Company shall continue in existence as the surviving corporation in the Merger (the "Surviving Corporation"), (iii) the Surviving Corporation will become a wholly-owned subsidiary of CompUSA, (iv) the directors of the Surviving Corporation shall be the initial directors of Merger Sub, (v) the Restated Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time (as defined in the Merger Agreement) shall be the certificate of incorporation of the Surviving Corporation until thereafter amended and (vi) the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended. Following the consummation of the Merger, the shares of Company Common Stock will be delisted from the Nasdaq National Market and their registration under the Securities Act of 1933, as amended, will be terminated.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, CompUSA beneficially directly owns 2,439,025 shares of Company Common Stock, through its ownership of the convertible Note (the "CompUSA Owned Shares"). The CompUSA Owned Shares represent approximately 8% of the outstanding class of Company Common Stock, based on 27,267,690 shares of Company Common Stock outstanding as of September 29, 2003, as indicated in the Merger Agreement. None of USCC, Commercial nor, to the best of their and

CompUSA's knowledge, any of the Schedule I Persons beneficially own any shares of Company Common Stock.

     (b) CompUSA has the sole power to vote (or direct the vote) or to dispose (or direct the disposition) of the 2,439,025 shares of Company Common Stock reported herein.

     (c) During the last 60 days, there were no transactions effected in the Company Common Stock by CompUSA, Commercial, USCC or, to the best of their knowledge, any of the Schedule I Persons.

     (d) Except as set forth in this Item 5, no person other than each respective record owner of the Company Common Stock referred to in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

     1. Agreement and Plan of Merger, dated as of September 29, 2003, by and among Good Guys, Inc., CompUSA Inc. and Gladiator Acquisition Corp., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, dated September 30, 2003, filed by Good Guys, Inc.

     2. Registration Rights Agreement, dated as of September 29, 2003, by and among Good Guys, Inc. and CompUSA Inc., incorporated by reference to Exhibit
10.35 to the Current Report on Form 8-K, dated September 30, 2003, filed by Good Guys, Inc.

     3. Intercreditor and Subordination Agreement, dated as of September 29, 2003, by and among CompUSA Inc., Good Guys California, Inc., Good Guys, Inc., Bank of America, N.A. and General Electric Capital Corporation, incorporated by reference to Exhibit 10.38 to the Current Report on Form 8-K, dated September 30, 2003, filed by Good Guys, Inc.

     4. Unsecured Subordinated Convertible Promissory Note, dated September 29, 2003, issued by Good Guys California, Inc. and Good Guys, Inc., incorporated by reference to Exhibit 10.34 to the Current Report on Form 8-K, dated September 30, 2003, filed by Good Guys, Inc.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  October 8, 2003                 COMPUSA INC.

                                        By: /s/ Mark Walker
                                            ------------------------------
                                            Name:  Mark Walker
                                            Title: Executive Vice President,
                                                   General Counsel

                                   SCHEDULE I

     Set forth below is the name, business address, citizenship, position and present principal occupation of the Slim Family and each of the executive officers and directors of CompUSA and USCC, respectively, and the name, principal business and address of their respective employers. Except as indicated below, each such person is a Mexican citizen.


                                 THE SLIM FAMILY
                                 ---------------

Except as otherwise indicated below, the business address of each such person is Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Mexico D.F., Mexico.

                                                                         Name, Principal Business and
Name                           Principal Occupation                      Address of Employer
----                           --------------------                      ----------------------------
Carlos Slim Helu               Chairman of the Board of Telefonos de     Grupo Financiero Inbursa, S.A.
                               Mexico, S.A. de C.V.                      de C.V.

                                                                         Financial Services

                                                                         Paseo de las Palmas 736,
                                                                         Colonia Lomas de
                                                                         Chapultepec, 11000
                                                                         Mexico,  D.F.

Carlos Slim Domit              Chief Executive Officer of Grupo          Grupo Sanborns, S.A. de C.V.
                               Sanborns, S.A. de C.V.

                                                                         Retail

                                                                         Calvario 100, Colonia
                                                                         Tlalpan, 14000 Mexico, D.F

Marco Antonio Slim Domit       Chief Executive Officer of Grupo          Grupo Financiero Inbursa, S.A.
                               Financiero Inbursa, S.A. de C.V.          de C.V.

                                                                         Financial Services

                                                                         Paseo de las Palmas 736,
                                                                         Colonia Lomas de
                                                                         Chapultepec, 11000
                                                                         Mexico,  D.F.



Patrick Slim Domit             Director Comercial de Mercado Masivo of   Telefonos de Mexico, S.A. de C.V.
                               Telefonos de Mexico, S.A. de C.V.
                                                                         Telecommunications

                                                                         Av. Insurgentes Sur 3500,
                                                                         2(0). Piso, Colonia Pena
                                                                         Pobre, 14060 Mexico, D.F.

Maria Soumaya Slim Domit       Private Investor                          None

Vanessa Paola Slim Domit       Private Investor                          None

Johanna Monique Slim Domit     Private Investor                          None

                        EXECUTIVE OFFICERS AND DIRECTORS
                                   OF COMPUSA
                        --------------------------------

     Except as otherwise indicated below, the business address of each such person is 14951 North Dallas Parkway, Dallas, Texas 75240.

                                                                                     NAME, PRINCIPAL
                             OCCUPATION IN THE           PRESENT PRINCIPAL             BUSINESS AND
        NAME                      COMPANY                    OCCUPATION            ADDRESS OF EMPLOYER
        ----                 -----------------           -----------------         -------------------
Carlos Slim Domit          Director                     Chief Executive            Grupo Sanborns, S.A. de
                                                        Officer of Grupo           C.V.
                                                        Sanborns, S.A. de
                                                        C.V.                       Retail

                                                                                   Calvario 100,
                                                                                   Colonia Tlalpan,
                                                                                   14000 Mexico, D.F

Harold F. Compton          Director/Executive           President, Chief           Provided in Item 2
(American citizen)         Officer                      Executive Officer
                                                        of CompUSA

Ignacio Cobo               Director                     Technology Director        Grupo Sanborns, S.A. de
Trujillo                                                                           C.V.

                                                                                   Retail

                                                                                   Calvario No. 106
                                                                                   Colonia Tlalpan
                                                                                   14000 Mexico, D.F.

Arturo Elias               Director                     Director de                Telefonos de Mexico,
                                                        Alianzas                   S.A. de C.V.
                                                        Estrategicas,
                                                        Comunicaciones y           Telecommunications
                                                        Relaciones
                                                        Institucionales            Parque Via 190,
                                                        Telefonos de               piso 7, Colonia
                                                        Mexico, S.A. de C.V.       Cuauhtemoc, 06599
                                                                                   Mexico, D.F.


                                      -12-



Javier Larraza             Director/Executive           Executive Vice             Provided in Item 2
                           Officer                      President -
                                                        Corporate Services,
                                                        Chief Financial
                                                        Officer

Lawrence Mondry            Director/Executive           President of               Provided in Item 2
(American citizen)         Officer                      CompUSA Stores,
                                                        Chief Operating
                                                        Officer

Eduardo Peralta            Director                     Vice President of          Grupo Sanborns, S.A. de
Rosado                                                  Grupo Sanborns,            C.V.
                                                        S.A. de C.V.
                                                                                   Retail

                                                                                   Calvario 100,
                                                                                   Colonia Tlalpan,
                                                                                   14000 Mexico, D.F.

Eduardo Zea Mir            Director                     Chief Executive            Sears Roebuck de Mexico,
                                                        Officer of Sears           S.A. de C.V.
                                                        Roebuck de Mexico,
                                                        S.A. de C.V.               Retail

                                                                                   Av. Vasco de
                                                                                   Quiroga 3800
                                                                                   01210 Mexico, D.F.

Anthony Weiss              Executive Officer            Executive Vice             Provided in Item 2
(American citizen)                                      President - General
                                                        Merchandise Manager

Mark Walker                Executive Officer            Executive Vice             Provided in Item 2
(American citizen)                                      President, General
                                                        Counsel

                        EXECUTIVE OFFICERS AND DIRECTORS
                     OF U.S. COMMERCIAL CORP., S.A. DE C.V.
                     --------------------------------------

     Except as otherwise indicated below, the business address of each such person is Miguel de Cervantes Saavedra No. 255, Col. Ampliacion Granada Mexico D.F., CP 11520, Mexico.

                                                                            NAME, PRINCIPAL BUSINESS
      PROPRIETARY MEMBERS              PRESENT PRINCIPAL OCCUPATION          AND ADDRESS OF EMPLOYER
      -------------------              ----------------------------          -----------------------
Carlos Slim Domit                     Chief Executive Officer of            Grupo Sanborns, S.A. de C.V.
                                      Grupo Sanborns, S.A. de C.V.
                                                                            Retail

                                                                            Calvario 100,
                                                                            Colonia Tlalpan,
                                                                            14000 Mexico, D.F

Angel Eduardo Peralta Rosado          Vice President of Grupo               Grupo Sanborns, S.A. de C.V.
                                      Sanborns, S.A. de C.V.
                                                                            Retail

                                                                            Calvario 100,
                                                                            Colonia Tlalpan,
                                                                            14000 Mexico, D.F

Rafael Moises Kalach Mizrahi          Chairman and General Manager          Grupo Kaltex, S.A. de C.V.
                                      of Grupo Kaltex, S.A. de C.V.
                                                                            Textile

                                                                            Ingenieros Militares 2,
                                                                            9o. Piso, Colonia
                                                                            Empleado Municipal,
                                                                            53380 Naucalpan de
                                                                            Juarez, Estado de Mexico

Agustin Santamarina Vazquez           Of-counsel of Santamarina y           Santamarina y Steta, S.C.
                                      Steta, S.C.
                                                                            Legal Counsel

                                                                            Campos Eliseos 345, 2o.
                                                                            piso, Colonia
                                                                            Chapultepec Polanco,
                                                                            11560 Mexico, D.F.



Patrick Slim Domit                    Director Comercial de Mercado         Telefonos de Mexico, S.A. de
                                      Masivo                                C.V.
                                      Telefonos de Mexico, S.A. de
                                      C.V.                                  Telecommunications

                                                                            Av. Insurgentes Sur
                                                                            3500, 2(0). Piso,
                                                                            Colonia Pena Pobre,
                                                                            14060 Mexico, D.F.

       ALTERNATE MEMBERS

Arturo Elias Ayub                     Director de Alianzas                  Telefonos de Mexico, S.A. de
                                      Estrategicas,                         C.V.
                                      Comunicacion y Relaciones
                                      Institucionales                       Telecommunications
                                      Telefonos de Mexico, S.A. de
                                      C.V.                                  Parque Via 190, piso 7,
                                                                            Colonia Cuauhtemoc,
                                                                            06599 Mexico, D.F.

Eduardo Zea Mir                       Chief Executive Officer of            Sears Roebuck de Mexico, S.A.
                                      Sears Roebuck de Mexico, S.A.         de C.V.
                                      de C.V.
                                                                            Retail

                                                                            Av. Vasco de
                                                                            Quiroga 3800 01210
                                                                            Mexico, D.F.

Alfonso Salem Slim                    Chief Executive Officer of            Hoteles Calinda
                                      Hoteles Calinda
                                                                            Hotel Operator

                                                                            Paseo de las Palmas
                                                                            736, Colonia Lomas
                                                                            de Chapultepec,
                                                                            11000 Mexico, D.F.

Eduardo Valdes Acra                   Chief Executive Officer of            Inversora Bursatil, S.A. de
                                      Inversora Bursatil, S.A. de           C.V.
                                      C.V.,
                                      Chairman of Banco Inbursa,            Brokerage House
                                      S.A.

                                                                            Paseo de las Palmas
                                                                            736, Colonia Lomas
                                                                            de Chapultepec,
                                                                            11000 Mexico, D.F.


                                      -15-



Daniel Hajj Aboumrad                  Chief Executive Officer of            America Movil, S.A. de C.V.
                                      America Movil
                                                                            Mobile Telecommunications

                                                                            Lago Alberto 366,
                                                                            Colonia Anahuac, 11320
                                                                            Mexico, D.F.

Rafael Robles Miaja                   Secretary                             Franck, Galicia y Robles, S.C.

                                                                            Legal Counsel

                                                                            Blvd. Manuel Avila
                                                                            Camacho 24, 7o.
                                                                            piso, Colonia Lomas
                                                                            de Chapultepec,
                                                                            11000 Mexico, D.F.


                                      -16-